UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 13, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rewards Network Inc.

File No. 005-35435 - CF#26073
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       EGI Acquisition Parent, L.L.C. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a combined Schedule TO-T and Schedule 13E-3 filed on November 8, 2010, as amended.

       Based on representations by EGI Acquisition Parent, L.L.C. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit (c)(1).........................through December 31, 2011

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michele M. Anderson
Chief, Office of Mergers and Acquisitions